UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MATTERSIGHT CORPORATION

(Name of Subject Company and Filing Person (Issuer and Offeror))

7% SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

577097207

(CUSIP Number of Class of Securities)

Kelly D. Conway

President and Chief Executive Officer

Mattersight Corporation

200 S. Wacker Drive, Suite 820

Chicago, Illinois 60606

(877) 235-6925

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christine R. Carsen, Esq.

Vice President, General Counsel and

Corporate Secretary

Mattersight Corporation

200 S. Wacker Drive, Suite 820

Chicago, Illinois 60606

(877) 235-6925

and

Steven J. Gavin, Esq.

Arlene K. Lim, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ $972,079.55	$ 111.40

(1) The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 111,605 shares of 7% Series B Convertible Preferred Stock of Mattersight Corporation, par value $0.01 per share, at a purchase price of $8.60 per share plus accrued and unpaid dividends up to, but not including, April 17, 2012.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $111.40	Filing Party: Mattersight Corporation

Form of Registration No.: SC TO-I	Date Filed: March 16, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third—party tender offer subject to Rule 14d—1.	☒	Issuer tender offer subject to Rule 13e—4.

☐	Going—private transaction subject to Rule 13e—3.	☐	Amendment to Schedule 13D under Rule 13d—2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e—4(i) (cross—border issuer tender offer).

☐	Rule 14d—1(d) (cross—border third—party tender offer).

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 16, 2012, as amended and supplemented by Amendment No. 1 on April 3, 2012 (as amended and supplemented, this “Schedule TO”) by Mattersight Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase up to 111,605 shares of its issued and outstanding 7% Series B Convertible Preferred Stock, par value $0.01 per share, at a purchase price of $8.60 per share, plus accrued and unpaid dividends, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2012, as amended by Amendment No. 1 filed on April 3, 2012 and as further amended hereby (the “Offer to Purchase”) and in the related Letter of Transmittal as amended by Amendment No. 1 filed on April 3, 2012 (the “Letter of Transmittal”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only the items of Schedule TO that are being amended and supplemented, and unaffected items are not included herein. This Amendment No. 2 should be read in conjunction with Amendment No.1 and the Schedule TO.

Item 11. Additional Information.

“Item 11. Additional Information” of the Schedule TO is hereby amended and supplemented by adding the following information:

(b) Other Material Information.

On April 19, 2012, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Chicago Time, on Friday April 13, 2012. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

“Item 12. Exhibits” is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press Release dated April 19, 2012.

Exhibit	Exhibit Name

(a)(1)(A) *	Offer to Purchase dated March 16, 2012.

(a)(1)(B) *	Letter of Transmittal.

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Series B Stockholders.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A) *	Press Release issued by Mattersight Corporation dated March 16, 2012.

(a)(5)(B) *	Press Release issued by Mattersight Corporation on December 19, 2011

(a)(5)(C) †	Press Release issued by Mattersight Corporation on April 19, 2012.

(b)	Not applicable.

(d)(1) *	Purchase and Settlement Agreement dated December 19, 2011, by and among Mattersight Corporation, TCV III (GP), TCV III (Q), L.P., TCV III, L.P., TCV III Strategic Partners, L.P., TCV IV, L.P., and TCV IV Strategic Partners, L.P.

(d)(2) *	Form of Promissory Note.

(d)(3) *	Form of Letter Agreement.

(d)(4) *	Purchase Agreement dated December 19, 2011 by and between Mattersight Corporation and IGC Fund VI, L.P.

(d)(5) *	Registration Rights Agreement dated December 19, 2011 by and between Mattersight Corporation and IGC Fund VI, L.P.

(d)(6) *	Amended and Restated Investor Rights Agreement dated as of December 19, 2001 by and among Mattersight Corporation and the stockholders named therein.

(d)(8) *	Mattersight Corporation 1999 Stock Incentive Plan (as Amended and Restated as of May 16, 2002).

(d)(9) *	Mattersight Corporation 1999 Stock Incentive Plan (as Amended and Restated as of May 15, 2008).

(d)(10) *	Form of Restricted Stock Award Agreement between applicable participant and Mattersight Corporation.

(d)(11) *	Form of Installment Stock Award Agreement between applicable participant and Mattersight Corporation.

(d)(12) *	Form of Option Award Agreement between applicable participant and Mattersight Corporation.

(d)(13) *	Form of Performance Unit Award Agreement between applicable participant and Mattersight Corporation.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2012	MATTERSIGHT CORPORATION

	By:	/s/ Kelly D. Conway
	Name:	Kelly D. Conway
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)*	Offer to Purchase dated March 16, 2012.

(a)(1)(B) *	Letter of Transmittal.

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Series B Stockholders.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A*)	Press Release dated March 16, 2012.

(a)(5)(B) *	Press Release issued by Mattersight Corporation on December 19, 2011

(a)(5)(C) †	Press Release issued by Mattersight Corporation on April 19, 2012.

(b)	Not applicable.

(d)(1) *	Purchase and Settlement Agreement dated December 19, 2011, by and among Mattersight Corporation, TCV III (GP), TCV III (Q), L.P., TCV III, L.P., TCV III Strategic Partners, L.P., TCV IV, L.P., and TCV IV Strategic Partners, L.P.

(d)(2) *	Form of Promissory Note.

(d)(3) *	Form of Letter Agreement.

(d)(4) *	Purchase Agreement dated December 19, 2011 by and between Mattersight Corporation and IGC Fund VI, L.P.

(d)(5) *	Registration Rights Agreement dated December 19, 2011 by and between Mattersight Corporation and IGC Fund VI, L.P.

(d)(6) *	Amended and Restated Investor Rights Agreement dated as of December 19, 2001 by and among Mattersight Corporation and the stockholders named therein.

(d)(8) *	Mattersight Corporation 1999 Stock Incentive Plan (as Amended and Restated as of May 16, 2002).

(d)(9) *	Mattersight Corporation 1999 Stock Incentive Plan (as Amended and Restated as of May 15, 2008).

(d)(10) *	Form of Restricted Stock Award Agreement between applicable participant and Mattersight Corporation.

(d)(11) *	Form of Installment Stock Award Agreement between applicable participant and Mattersight Corporation.

(d)(12) *	Form of Option Award Agreement between applicable participant and Mattersight Corporation.

(d)(13) *	Form of Performance Unit Award Agreement between applicable participant and Mattersight Corporation.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

† Filed herewith.